EXHIBIT 99.1


                                                                  Item 1

ICICI Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI will consider the audited financial results and payment of final dividend on equity shares and preference shares for the financial year ended March 31, 2000 at its forthcoming Meeting to be held on April 28, 2000, in Mumbai.

April 13, 2000

For further investor queries :

Contact : A.P Singh at 91-22-653 6262 or email at singhap@icici.com
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